

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2021

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
250 W. 1st Street, Suite 256
Claremont, CA 91711

Re: My Racehorse CA LLC
Offering Statement on Form 1-A
Post-qualification Amendment No. 29
Filed September 24, 2021
File No. 024-10896

Dear Mr. Behrens:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 29 Filed September 24, 2021

General

1. Please tell us what consideration you gave to updating your Form 1-A to include (i) information presented in your Form 1-U filed on September 30, 2021; and (ii) interim financial statements and other relevant information from your Form 1-SA for the fiscal semiannual period ended June 30, 2021, filed on September 28, 2021. Refer to Rule 252(a) of Regulation A, which requires that your Form 1-A include all of the content required by Form 1-A and "any other material information necessary to make the required statements, in light of the circumstances under which they are made, not misleading."

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christopher L. Tinen